[redacted]

12/9/14

SECU ISSION

14042129

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
DEC - 9 2014
REGISTRATIONS BRANCH

SEC FILE NUMBER
8- 44179

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2013 (MM/DD/YY) AND ENDING 09/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVESTMENTS FOR YOU, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1040 N. MAPLE ST
(No. and Street)

MARYSVILLE (City) OHIO (State) 43040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MAX C. BINGMAN, PRESIDENT 937-644-1661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GBQ PARTNERS, LLC
(Name – *if individual, state last, first, middle name*)

230 WEST STREET, SUITE 700, COLUMBUS (Address) (City) OHIO (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

12/9/14

OATH OR AFFIRMATION

I, MAX C BINGMAN, PRESIDENT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTMENTS FOR YOU INC., as of SEPTEMBER 30, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

PRESIDENT

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

BRADLEY L. CONLEY
NOTARY PUBLIC
STATE OF OHIO
Recorded in
Union County
My Comm. Exp. 7/1/18

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
with Supplemental Information

Investments For You, Inc.

September 30, 2014 and 2013

Financial Statements
with Supplemental Information

Investments For You, Inc.

September 30, 2014 and 2013

INVESTMENTS FOR YOU, INC.

CONTENTS

Page 1	Independent Auditor's Report
Page 2	Balance Sheets as of September 30, 2014 and 2013
Page 3	Statements of Operations for the years ending September 30, 2014 and 2013
Page 4	Statements of Retained Earnings for the years ending September 30, 2014 and 2013
Page 5	Statements of Cash Flows for the years ending September 30, 2014 and 2013
Page 6	Notes to the Financial Statements (3 pages)

Supplemental Information

Page 10	Schedule of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934

Exemption Report Disclosures

Page 12	Independent Accountant's Review Report
Page 13	Exemption Report

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ
Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Independent Auditor's Report

We have audited the accompanying financial statements of Investments For You, Inc. (an Ohio corporation), which comprise the balance sheets as of September 30, 2014 and 2013, and the related statements of operations, retained earnings and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board (United States) and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Investments for You, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investments For You, Inc. as of September 30, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter – Report on Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Computation and Reconciliation of Net Capital under 15c3-1 of the Securities and Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

GBQ Partners LLC

Columbus, Ohio
November 25, 2014

INVESTMENTS FOR YOU, INC.

BALANCE SHEETS

As of September 30, 2014 and 2013

ASSETS

	2014	2013
Current Assets		
Cash	$ 17,545.73	$ 25,409.31
Commissions Receivable	89,360.71	93,821.35
Prepaid Regulatory Fees	746.54	729.25
Prepaid Expenses	924.00	-
Total Current Assets	$ 108,576.98	$ 119,959.91
Fixed Assets		
Furniture, Fixtures & Equipment	2,325.19	2,325.19
Less: Accumulated Depreciation	(2,325.19)	(2,325.19)
Total Fixed Assets	$ -	$ -
TOTAL ASSETS	$ 108,576.98	$ 119,959.91

LIABILITIES AND STOCKHOLDER'S EQUITY

	2014	2013
Current Liabilities		
Accounts Payable	$ 5,580.90	$ 5,022.84
Commissions Payable	88,803.58	100,745.09
Federal Income Taxes - Current	-	-
Total Current Liabilities	$ 94,384.48	$ 105,767.93
Stockholder's Equity		
Common Stock (Note 2)	$ 500.00	$ 500.00
Additional Paid In Capital	3,000.00	3,000.00
Retained Earnings	10,692.50	10,691.98
	14,192.50	14,191.98
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 108,576.98	$ 119,959.91

The accompanying notes are an
integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF OPERATIONS

For the years ending September 30, 2014 and 2013

	2014	2013
REVENUE		
Commission income	$ 1,021,640.77	$ 859,412.96
Total Revenue	$ 1,021,640.77	$ 859,412.96
COST OF SALES		
Commissions	853,068.04	730,294.96
Sales Meeting Expenses	5,506.06	1,707.55
Total Cost of Sales	$ 858,574.10	$ 732,002.51
GROSS MARGIN	$ 163,066.67	$ 127,410.45
EXPENSES		
Postage	4,637.29	1,437.98
Broker/Dealer Licenses	5,687.21	5,248.47
Insurance	4,175.82	8,560.18
Medallion Signature Guarantee Cost	5,404.60	-
Disaster Recovery Computer Cost	9,979.88	8,308.40
Travel	5,081.31	4,143.93
Management Fees	61,075.00	50,787.95
Marketing & Website Development	20,613.74	20,386.41
Outside Services	35,657.72	16,874.84
Legal and Professional Fees	6,996.57	7,160.00
Supplies	3,625.22	4,364.02
State Franchise,Local, & CAT Tax	150.00	150.00
Total Expenses	$ 163,084.36	$ 127,422.18
LOSS FROM OPERATIONS	$ (17.69)	$ (11.73)
OTHER INCOME		
Interest Income	$ 18.21	$ 11.15
Dividend Income	-	-
Total Other Income	$ 18.21	$ 11.15
NET INCOME (LOSS) BEFORE FEDERAL INCOME TAX	$ 0.52	$ (0.58)
FEDERAL INCOME TAX - CURRENT	-	-
Total Income Tax	$ -	$ -
NET INCOME (LOSS)	$ 0.52	$ (0.58)
BASIC AND DILUTED EARNINGS PER SHARE	$ 0.01	$ (0.01)

The accompanying notes are an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF RETAINED EARNINGS

For the years ending September 30, 2014 and 2013

	September 30, 2014	September 30, 2013
Retained Earnings at Beginning of Period	$ 10,691.98	$ 10,692.56
Add: Net Income (Loss)	0.52	(0.58)
Retained Earnings at End of Period	$ 10,692.50	$ 10,691.98

The accompanying notes are an
an integral part of these financial statements

INVESTMENTS FOR YOU, INC.

STATEMENTS OF CASH FLOWS

For the years ending September 30, 2014 and 2013

	September 30, 2014	September 30, 2013
CASH FLOWS FROM OPERATING ACTIVITIES		
NET INCOME (LOSS)	$ 0.52	$ (0.58)
(Increase) Decrease in:		
Commissions Receivable	4,460.64	(9,665.31)
Prepaid Regulatory Fees	(17.29)	144.50
Prepaid Expenses	(924.00)	2,499.00
Increase (Decrease) in:		
Accounts Payable	558.06	5,022.84
Commissions Payable	(11,941.51)	17,586.33
Federal Income Tax - Current	-	-
NET INCREASE (DECREASE) IN CASH	$ (7,863.58)	$ 15,586.78
CASH AT THE BEGINNING OF THE PERIOD	25,409.31	9,822.53
CASH AT THE ENDING OF THE PERIOD	$ 17,545.73	$ 25,409.31

SUPPLEMENTAL DISCLOSURES

Company considers all cash and cash equivalents maturing in less than three months to be cash. Cash paid for income taxes was as follows:

	September 30, 2014	September 30, 2013
Income Taxes Paid	$ -	$ -

The accompanying notes are an
an integral part of these financial statements

NOTES TO THE FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is in the securities business selling shares of stock in investment companies, commonly referred to as mutual funds and variable annuities. The Company is required to meet the rules and regulations of the Securities and Exchange Commission, Financial Industry Regulatory Authority (FINRA), and the State of Ohio Division of Securities.

The Company was established October 1, 1991 with a fiscal year end of September 30. The Company was approved by the National Association of Securities Dealers, Inc. on April 1, 1992 to conduct securities transactions.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

The Company receives commissions from the sale of securities. Commission revenue is recognized when the sale of the security is consummated. The Company utilizes the allowance method in accounting for commissions receivable. No allowance was recorded for the years ended September 30, 2014 and 2013 due to management's belief that all amounts are collectible.

Furniture, fixtures and equipment are stated at cost. Depreciation is calculated under the straight-line method over five years. Repairs, which do not extend the life of equipment, are expensed when incurred.

Advertising costs are expensed in the period in which the costs are incurred. The advertising costs for the years ended September 30, 2014 and 2013 was $7,622 and $2,647, respectively.

NOTE 1 - RELATED PARTY TRANSACTIONS

The Company is located in office space with the President's other business. The Company is obligated to pay 6% of gross commissions in the form of a management fee. This management fee will cover, but is not limited to, managing and maintaining all books and records of the Company, rent, telephones, and secretarial support. The management fee expense for the years ended September 30, 2014 and 2013 was $61,075 and $50,788, respectively. At September 30, 2014 and 2013, the company owed $513 and $5,686, respectively, to the President's other business, which was accrued as part of commissions payable on the balance sheets.

NOTE 2 - CAPITAL

The Company has 750 authorized shares of common stock, no-par value, with 50 shares issued and outstanding.

NOTE 3 - INCOME TAXES

The provision for Federal income taxes consists of the following:

	Year ending September 30 2014	2013
Current	$ 0	$ 0

Following is a reconciliation between book income and taxable income:

	Year ending September 30, 2014	2013
Net income (loss) before Federal income taxes (rounded)	$ -0-	$ -0-
Dividends received deduction (70% Exclusion)	-0-	-0-
Net Operating Loss Carryforward	-0-	-0-
Taxable income (loss)	$ -0-	$ -0-
Tax Liability (15%)	$ -0-	$ -0-

The Company files a federal income tax return. The provision for income taxes included in the accompanying statements of operations was computed by applying statutory rates to income before taxes.

Deferred income taxes are recognized for the tax consequences in future years of temporary differences between the financial reporting and tax bases of assets and liabilities at each year-end based on enacted tax laws and statutory tax rates. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. As of September 30, 2014 and 2013, a valuation allowance was not recorded as no deferred tax assets were recognized. Income tax expense represents the taxes currently payable and the net change during the period in deferred tax assets and liabilities.

NOTE 3 - INCOME TAXES (Continued)

Effective October 1, 2009, the Company adopted the Financial Accounting Standards Codification, *Accounting for Uncertainty in Income Tax Positions*. This standard requires the Company to annually evaluate tax positions as part of the preparation of its tax accrual. This process includes an analysis of whether tax positions the Company takes with regard to a particular item of income or deduction would meet the definition of an uncertain tax position. It is the Company's policy that any interest or penalties associated with income tax liabilities are classified as income tax expense. The Company's open audit periods are 2010-2013. No accrual has been recorded as management believes there are no uncertain tax positions at September 30, 2014 and 2013.

NOTE 4 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date of the Independent Auditor's Report, which is the date the financial statements were available to be issued. There have been no significant subsequent events.

SUPPLEMENTAL INFORMATION

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILATION OF NET CAPITAL

As of September 30, 2014 and 2013

	September 30, 2014	September 30, 2013
Total ownership equity qualified for net capital	$ 14,192.50	$ 14,191.98
Increase (Decrease)		
Non-allowable assets	(1,670.54)	(729.25)
Haircuts on securities	-	-
Auditied Net Capital	$ 12,521.96	$ 13,462.73
Unaudited Net Capital per Focus Report	12,521.96	13,462.73
Difference	$ -	$ -

INVESTMENTS FOR YOU, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1

As of September 30, 2014 and 2013

	September 30, 2014	September 30, 2013
Total Assets	$ 108,576.98	$ 119,959.91
Total Liabilities (exclusive of subordinated debt)	(94,384.48)	(105,767.93)
Net Worth	14,192.50	14,191.98
Increase (Decrease)		
Non-allowable assets	(1,670.54)	(729.25)
Haircuts on Securities	-	-
Audited Net Capital	$ 12,521.96	$ 13,462.73
Unaudited Net Capital Per Focus Report	12,521.96	13,462.73
Difference	$ -	$ -

EXEMPTION REPORT DISCLOSURES

230 West Street
Suite 700
Columbus, OH 43215
tel 614.221.1120
fax 614.227.6999
www.gbq.com

GBQ Partners

To the Board of Directors
Investments For You, Inc.
Marysville, Ohio

Independent Accountant's Review Report

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Investments for You, Inc. identified the following provisions of 17 C.F.R. 15c3-3(k) under which Investments for You, Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(1) ("the exemption provisions") and (2) Investments For You, Inc. stated that Investments for You, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Investment For You, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Investment for You, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

GBQ Partners LLC

Columbus, Ohio
November 25, 2014

EXEMPTION REPORT

I, Max C. Bingman, President of Investments For You, Inc., declare that to my best knowledge and belief, that Investments For You, Inc. meets the provisions in §240.15c3-3(k)(1). Therefore, Investments For You, Inc. is claiming an exemption from §240.15c3-3. Investments For You, Inc. met the identified exemption provisions throughout the fiscal year ending September 30, 2014 without exception.

230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com